AXA Equitable Life Insurance Company

1290 Avenue of the Americas

New York, NY 10104

VIA EDGAR SUBMISSION

December 19, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jeffrey P. Riedler

Re:	AXA Equitable Life Insurance Company (the “Registrant”)

Registration Statement on Form S-3 File No. 333-197931

Dear Mr. Riedler:

We filed an initial Registration Statement via EDGAR on August 7, 2014 (the “Initial Registration Statement”), an amended Registration Statement on November 24, 2014 (the “First Amended Registration Statement”) and a second amended Registration Statement on December 16, 2014 (the “Second Amended Registration Statement”, and together with the Initial Registration Statement and the First Amended Registration Statement, the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “1933 Act”). The Registration Statement was filed to register a funding agreement, which will be named “Escrow Shield Plus Agreement” (the “Contract”) and will be offered on a continuous basis pursuant to Rule 415 under the 1933 Act.

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Second Amended Registration Statement that you conveyed by letter to Mr. Shane Daly on December 18, 2014. For your convenience, the Staff’s comments are set forth below in italics, each of which is followed by the Registrant’s response. Any disclosure changes that the Registrant made in response to the Staff’s comments are reflected in Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement filed pursuant to the 1933 Act (the “Third Amended Registration Statement”) on the date of this letter.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Registration Statement.

Comment 1:

We note your revised disclosure in response to our prior comment 8. Please further expand your description of the type of assets that may be held in the Separate Account to provide additional detail regarding the quality of such investments.

Response to Comment 1:

The Registrant has revised certain disclosures in the Third Amended Registration Statement in response to the Staff’s comment.

Comment 2:

We note your revised disclosure in response to our prior comment 9. Please clarify that a Pooled Rate Adjustment may occur due to Separate Account losses resulting “solely” from default, downgrade, or sale to avoid default due to creditworthiness, as is stated in the definition of Pooled Rate Adjustment on page 4 of the registration statement.

Response to Comment 2:

The Registrant has revised certain disclosures in the Third Amended Registration Statement in response to the Staff’s comment.

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The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC, (ii) the Staff’s comments or the Registrant’s changes to disclosure in a filing reviewed by the Staff in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filing, and (iii) the Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact Kimberly Karcewski Vargo at (202) 346-4304, Jason F. Monfort at (202) 346-4050 or Chris E. Palmer at (202) 346-4253 with any questions.

Sincerely yours,

/s/ Shane Daly
Shane Daly, Vice President and Associate General Counsel
AXA Equitable Life Insurance Company

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